THE LAKESIDE GROUP LLC
dba Hometeam Pizza
FINANCIAL STATEMENTS
For the fiscal year ended December 31, 2023,
December 31st, 2024
and thru August 31st, 2025
(Unaudited)

BALANCE SHEET

Hometeam Pizza

As of August 31, 2025

DISTRIBUTION ACCOUNT	2023	2024	JAN 1 - AUG 31 2025
Assets			
Current Assets	**2,150.49**	**3,195.50**	**37,553.87**
Fixed Assets	**15,988.55**	**15,988.55**	**46,892.24**
Other Assets			**10,045.00**
Total for Assets	**18,139.04**	**19,184.05**	**94,491.11**
Liabilities and Equity			
Liabilities	**2,155.64**	**9,238.23**	**12,083.30**
Equity	**15,983.40**	**9,945.82**	**82,407.81**
Total for Liabilities and Equity	**18,139.04**	**19,184.05**	**94,491.11**

PROFIT AND LOSS

Hometeam Pizza

Jan 1 2023 – August 31 2025

Distribution account	2023	2024	Jan 1 - Aug 31 2025	Total
Income				
Returns, Refunds, Discounts, Comps			-437.89	-437.89
Sales	69558.57	141,881.00	103,554.59	314,994.16
Sales - POS			10,992.85	10,992.85
Sales - Ubereats			6,633.58	6,633.58
Square Cash Receipts - ZZZ			0.00	0.00
Total for Income	**69,558.57**	**141,881.00**	**120,743.13**	**$332,182.70**
Cost of Goods Sold				
COGS- Food	28048.96	31,415.42	29,131.15	88,595.53
COGS- Supplies	1,392.11	7,427.29	5,422.06	14,241.46
Merchant Fees		10,306.69	29.37	10,336.06
Total for Cost of Goods Sold	**29,441.07**	**49,149.40**	**34,582.58**	**$113,173.05**
Gross Profit	**40,117.50**	**92,731.60**	**86,160.55**	**$219,009.65**
Expenses				
Advertising & Marketing				
Charitable Contributions	1250	750.00		2,000.00
Marketing	307.13	500.00	3,923.62	4,730.75
Promotions			263.97	263.97
Total for Advertising & Marketing	**1,557.13**	**1,250.00**	**4,187.59**	**$6,994.72**
Bank & Financing Costs			0.01	0.01
3rd Party Fees - Uber			1,733.60	1,733.60
Bank Fees	7.33		24.65	31.98
Credit Card Processing - Square			424.92	424.92
Interest Expense	315.08	1,542.18	304.35	2,161.61
Total for Bank & Financing Costs	**322.41**	**1,542.18**	**2,487.53**	**$4,352.12**
Occupancy Costs				
Leasehold Expense		10,009.28		10,009.28
Rent	15572	21,757.00	15,919.00	53,248.00
Repair & Maintenance		18.55	1,309.01	1,327.56
Telephone	3198.19	3,775.12	1,605.09	8,578.40
Utilities			1,109.00	1,109.00
Total for Occupancy Costs	**18,770.19**	**35,559.95**	**19,942.10**	**$74,272.24**
Other Expenses				
Meals	414.48	691.09	273.36	1,378.93
Professional Fees		3,690.00	6,691.15	10,381.15
Restaurant Supplies	501.31	3,169.44	3,127.93	6,798.68
Tax and License	6563.46		565.00	7,128.46
Travel		872.76	9.02	881.78
Website		957.03	641.47	1,598.50
Other	41.91			
Total for Other Expenses	**7,521.16**	**9,380.32**	**11,307.93**	**$28,209.41**
Overhead				
Dues & Subscriptions	2181.36	3,872.82	1,305.94	7,360.12
Insurance	1525.34	1,431.02	1,430.64	4,387.00
Office Expense	147.82	731.47	571.65	1,450.94
Shipping & Postage	4.46	31.38		35.84
Uniform Expense	121.49	157.32		278.81
Total for Overhead	**3,980.47**	**6,224.01**	**3,308.23**	**$13,512.71**
Payroll Expenses				
Payroll Tax	1163.92	3,273.46	5,039.88	9,477.26
Salaries & Wages	11269.91	46,224.34	40,310.20	97,804.45
Total for Payroll Expenses	**12,433.83**	**49,497.80**	**45,350.08**	**$107,281.71**
Total for Expenses	**44,585.19**	**103,454.26**	**86,583.46**	**$234,622.91**
Net Operating Income	**-4,467.69**	**-10,722.66**	**-422.91**	**-$15,613.26**
Other Income	652.46	482.12	47,576.01	
Total for Other Income	**652.46**	**482.12**	**47,576.01**	**$48,710.59**
Other Expenses	12.4		5,660.11	5,672.51
Total for Other Expenses	**12.40**	**0.00**	**5,660.11**	**$5,672.51**
Net Other Income	**640.06**	**482.12**	**41,915.90**	**$43,038.08**
Net Income	**-3,827.63**	**-10,240.54**	**41,492.99**	**$27,424.82**

Hometeam Pizza
Statement of Cash Flows
January 2023 - August 2025

	Jan - Dec 2023	Jan - Dec 2024	Jan - Aug, 2025	Total
OPERATING ACTIVITIES				
Net Income	-3,827.63	-10,240.54	41,492.99	27,424.82
Adjustments to reconcile Net Income to Net Cash provided by operations:				0.00
Prepaid Expenses			-7,750.00	-7,750.00
Credit Card	2,155.64	5,103.32	3,753.43	11,012.39
Payroll Liabilities			139.31	139.31
Sales Tax Payable		0.00	316.10	316.10
Tips Payable			1,040.00	1,040.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**$ 2,155.64**	**$ 5,103.32**	**-$ 2,501.16**	**$ 4,757.80**
Net cash provided by operating activities	**-$ 1,671.99**	**-$ 5,137.22**	**$ 38,991.83**	**$ 32,182.62**
INVESTING ACTIVITIES				
Equipment	-15,988.55		-8,303.69	-24,292.24
Leasehold Improvements			-22,600.00	-22,600.00
Security Deposits			-10,045.00	-10,045.00
Net cash provided by investing activities	**-$ 15,988.55**	**$ 0.00**	**-$ 40,948.69**	**-$ 56,937.24**
FINANCING ACTIVITIES				
Line of Credit-Amex		1,979.27	-2,403.77	-424.50
Member Contributions	15,983.40	13,410.00	31,600.00	60,993.40
Member Distributions			-631.00	-631.00
Reconciliation Adjustments		-9,207.04		-9,207.04
Net cash provided by financing activities	**$ 15,983.40**	**$ 6,182.23**	**$ 28,565.23**	**$ 50,730.86**
Net cash increase for period	**-$ 1,677.14**	**$ 1,045.01**	**$ 26,608.37**	**$ 25,976.24**

THE LAKESIDE GROUP LLC

dba Hometeam Pizza

Statement of Changes in Members' Equity

For the Years Ended December 31, 2023, December 31, 2024, and January 1 - August 31, 2025

(Unaudited - Prepared under U.S. GAAP)

Accounts	2023	2024	Jan-Aug 2025	Total
Members' Equity - Beginning of Period	$0.00	$12,155.77	$9,945.82	$0.00
Net Income (Loss) for the Period	($3,827.63)	($10,240.54)	$41,492.99	$27,424.82
Member Contributions	$15,983.40	$13,410.00	$31,600.00	$60,993.40
Member Distributions	$0.00	($631.00)	$0.00	($631.00)
Reconciliation Adjustments	$0.00	($9,207.04)	$0.00	($9,207.04)
Members' Equity - End of Period	$12,155.77	$9,945.82	$82,407.81	$82,407.81
Components of Ending Members' Equity:				
Member Contributed Capital	$15,983.40	$20,186.36	$51,786.36	$51,786.36
Accumulated Earnings (Deficit)	($3,827.63)	($10,240.54)	$30,621.45	$30,621.45
Total Members' Equity	$12,155.77	$9,945.82	$82,407.81	$82,407.81

Notes to Financial Statements

The Lakeside Group, LLC

1. Nature of Operations

The Lakeside Group, LLC dba Hometeam Pizza (the "Company") was formed in 2018 and operates a pizzeria in Nashville, Tennessee. The Company began operations as a ghost kitchen concept and has expanded through community-based sales, catering, and delivery. In 2025, the Company is preparing to open its first brick-and-mortar location at 2017 Belmont Blvd in Nashville, TN.

2. Summary of Significant Accounting Policies

The accompanying financial statements are prepared in accordance with U.S. generally accepted accounting principles (GAAP).

• Basis of Presentation – The financial statements are prepared on the cash basis of accounting.

• Revenue Recognition – Revenue is recognized at the point of sale for in-store and delivery orders and upon fulfillment for catering orders.

• Cash and Cash Equivalents – Includes cash on hand and deposits in banks with original maturities of three months or less.

• Inventory – Consists primarily of food and beverage items and is stated at the lower of cost (first-in, first-out) or net realizable value.

• Property and Equipment – Recorded at cost.

• Use of Estimates – Management makes estimates that affect reported amounts of assets, liabilities, revenues, and expenses. Actual results could differ from these estimates.

• Income Taxes – The Company is organized as a limited liability company (LLC). Income is passed through to the members and taxed at the individual level.

3. Property and Equipment

Property and equipment are recorded at cost. Major categories include kitchen equipment, furniture, and leasehold improvements. As of August 31, 2024, total property, lease security deposits and equipment amounted to $56,937.

4. Liabilities

As of August 31, 2024, the Company's liabilities primarily consist of accounts payable and outstanding credit card balances of approximately $7,259. These balances are unsecured, bear interest at standard credit card rates, and are expected to be repaid within 3 months.

5. Lease Commitments

In June 2025, the Company entered into a lease agreement for its restaurant space at 2017 Belmont Blvd, Nashville, TN. The lease term is 5 years with renewal options. Annual rent is approximately $98,400, subject to escalation clauses.

6. Members' Equity

As of August 31, 2024, members' equity consisted of contributed capital of $60,994 and accumulated earnings of -$10,241.

In August 2025, the Company commenced an equity financing through a crowdfunding platform and private investors. The raise is being conducted at a pre-money valuation of $420,000, with a goal of raising up to $280,000.